January 2010 Preliminary Terms No. 294 Registration Statement No. 333-156423 Dated January 25, 2010 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS

Senior Floating Rate Notes due February 8, 2020
6-Month USD LIBOR Range Accrual Notes

As further described below, interest will accrue quarterly on the notes at a rate equal to the 10-Year Constant Maturity Swap Rate (“10CMS”) plus 0.35% for each day that 6-Month USD LIBOR is greater than or equal to 0.00% and less than or equal to 7.50%. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: A2 (negative outlook) / S&P: A (negative outlook)*
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	January , 2010
Original issue date:	February 8, 2010 ( business days after the pricing date)
Maturity date:	February 8, 2020
Interest accrual date:	February 8, 2010
Principal protection:	100%
Interest:
Original issue date to but excluding the maturity date:
(x) CMS reference rate + 0.35% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the LIBOR reference rate is within the LIBOR reference rate range (each such day, an “accrual day”); and
“ACT” = the total number of calendar days in the applicable interest payment period.
If on any calendar day during the term of the notes the LIBOR reference rate is not within the LIBOR reference rate range, interest will accrue at a rate of 0.00% per annum for that day.

CMS reference rate:
The 10-Year Constant Maturity Swap Rate, as determined two (2) U.S. government securities business days prior to the related interest reset date (each an “interest determination date”).
Please see “Additional Provisions–CMS Reference Rate” below.

LIBOR reference rate:	6-Month USD LIBOR-BBA. Please see “Additional Provisions” beginning on page 2 below.
LIBOR reference rate range:	Greater than or equal to 0.00% and less than or equal to 7.50%
LIBOR reference rate cutoff:
The LIBOR reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the LIBOR reference rate as in effect for such fifth New York banking day prior to such interest payment date.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each February 8, May 8, August 8 and November 8, beginning May 8, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each February 8, May 8, August 8 and November 8, beginning February 8, 2010
Day-count convention:	Actual/Actual
Redemption percentage at maturity / redemption date:	100%
Redemption:	The notes are not subject to redemption by the issuer.
Specified currency:	U.S. dollars
CUSIP / ISIN:	61745EV73 / US61745EV731
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1) (2)	Proceeds to issuer
Per Note	100%	%	%
Total	$	$	$
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co, a fixed sales commission of  % for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Prospectus Supplement dated December 23, 2008   Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1208006

Senior Floating Rate Notes due 2020
6-Month USD LIBOR Range Accrual Notes

Additional Provisions

CMS Reference Rate

The 10-Year Constant Maturity Swap Rate (which we refer to as “10CMS”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; This rate is one of the market-accepted indicators of longer-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 6-month LIBOR for that same maturity.

For the determination of the interest rate applicable to any quarterly interest period, the CMS reference rate will be determined using the CMS reference rate level on the second U.S. government securities business day prior to such interest reset date.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If the CMS reference rate is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the CMS reference rate must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

LIBOR Reference Rate

“LIBOR” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Reuters Page LIBOR01; provided that the LIBOR reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the LIBOR reference rate for such fifth New York banking day prior to such interest payment date; provided further that for the determination of the LIBOR reference rate on any calendar day shall be that calendar day unless that calendar day is not a London banking day, in which case the LIBOR reference rate shall be the LIBOR reference rate on the immediately preceding London banking day.

New York Banking Day

New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

January 2010	Page 2

Senior Floating Rate Notes due 2020
6-Month USD LIBOR Range Accrual Notes

Hypothetical Examples

The table below presents examples of the hypothetical quarterly interest rates that would accrue on the notes based on a range of hypothetical CMS reference rates together with the spread of 0.35% and the total number of calendar days in an interest payment period on which the LIBOR reference rate is within the LIBOR reference rate range. The table assumes that the interest payment period contains 90 calendar days.

The examples below are for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest rates and payments will depend on the actual number of calendar days in each interest payment period, the actual LIBOR reference rate level on each day and the actual CMS reference rate applicable to each interest payment period. The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period. Interest will only accrue on the notes for each calendar day that the LIBOR reference rate is less than or equal to 7.50% and greater than or equal to 0.00%.

10CMS	10CMS + 0.35%	Accrual Days (# of days that 0.00% < 6-Month USD LIBOR < 7.50%)
		0	10	20	30	40	50	60	70	80	90
0.00%	0.35%	0.0000%	0.0389%	0.0778%	0.1167%	0.1556%	0.1944%	0.2333%	0.2722%	0.3111%	0.3500%
0.50%	0.85%	0.0000%	0.0944%	0.1889%	0.2833%	0.3778%	0.4722%	0.5667%	0.6611%	0.7556%	0.8500%
1.00%	1.35%	0.0000%	0.1500%	0.3000%	0.4500%	0.6000%	0.7500%	0.9000%	1.0500%	1.2000%	1.3500%
1.50%	1.85%	0.0000%	0.2056%	0.4111%	0.6167%	0.8222%	1.0278%	1.2333%	1.4389%	1.6444%	1.8500%
2.00%	2.35%	0.0000%	0.2611%	0.5222%	0.7833%	1.0444%	1.3056%	1.5667%	1.8278%	2.0889%	2.3500%
2.50%	2.85%	0.0000%	0.3167%	0.6333%	0.9500%	1.2667%	1.5833%	1.9000%	2.2167%	2.5333%	2.8500%
3.00%	3.35%	0.0000%	0.3722%	0.7444%	1.1167%	1.4889%	1.8611%	2.2333%	2.6056%	2.9778%	3.3500%
3.50%	3.85%	0.0000%	0.4278%	0.8556%	1.2833%	1.7111%	2.1389%	2.5667%	2.9944%	3.4222%	3.8500%
4.00%	4.35%	0.0000%	0.4833%	0.9667%	1.4500%	1.9333%	2.4167%	2.9000%	3.3833%	3.8667%	4.3500%
4.50%	4.85%	0.0000%	0.5389%	1.0778%	1.6167%	2.1556%	2.6944%	3.2333%	3.7722%	4.3111%	4.8500%
5.00%	5.35%	0.0000%	0.5944%	1.1889%	1.7833%	2.3778%	2.9722%	3.5667%	4.1611%	4.7556%	5.3500%
5.50%	5.85%	0.0000%	0.6500%	1.3000%	1.9500%	2.6000%	3.2500%	3.9000%	4.5500%	5.2000%	5.8500%
6.00%	6.35%	0.0000%	0.7056%	1.4111%	2.1167%	2.8222%	3.5278%	4.2333%	4.9389%	5.6444%	6.3500%
6.50%	6.85%	0.0000%	0.7611%	1.5222%	2.2833%	3.0444%	3.8056%	4.5667%	5.3278%	6.0889%	6.8500%
7.00%	7.35%	0.0000%	0.8167%	1.6333%	2.4500%	3.2667%	4.0833%	4.9000%	5.7167%	6.5333%	7.3500%
7.50%	7.85%	0.0000%	0.8722%	1.7444%	2.6167%	3.4889%	4.3611%	5.2333%	6.1056%	6.9778%	7.8500%
8.00%	8.35%	0.0000%	0.9278%	1.8556%	2.7833%	3.7111%	4.6389%	5.5667%	6.4944%	7.4222%	8.3500%
8.50%	8.85%	0.0000%	0.9833%	1.9667%	2.9500%	3.9333%	4.9167%	5.9000%	6.8833%	7.8667%	8.8500%

January 2010	Page 3

Senior Floating Rate Notes due 2020
6-Month USD LIBOR Range Accrual Notes

Historical Information

LIBOR Reference Rate and CMS Reference Rate

The blue line in the following graph sets forth the LIBOR reference rate for the period from January 1, 2000 to January 25, 2010 and the pink line sets forth the CMS reference rate for the same period and does not reflect the 0.35% spread that will apply to the interest, if any, that accrues on the notes. The historical performance of the LIBOR reference rate and the CMS reference rate should not be taken as an indication of their future performance. We cannot give you any assurance that the LIBOR reference rate will be within the LIBOR reference rate range on any day of any interest payment period during the term of the notes. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The bold lines in the graph indicate the LIBOR reference rate range of 0.00% to 7.50%.

January 2010	Page 4

Senior Floating Rate Notes due 2020
6-Month USD LIBOR Range Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the LIBOR reference rate and the CMS reference rate, and other events that are difficult to predict and beyond the issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
If there are no accrual days in any interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease. It is also possible that the LIBOR reference rate will not be within the LIBOR reference rate range for so many days during any quarterly interest payment period, that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that the LIBOR reference rate is not within the LIBOR reference rate range during the term of the notes, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
Interest on the notes will not accrue at times when the CMS reference rate is high if the LIBOR reference rate is also high and exceeds the LIBOR reference rate range of 0.00% to 7.50%. As a result, even if the CMS reference rate would otherwise offer attractively high rates of interest, you will not receive any interest on the notes for any day during that interest payment period if the LIBOR reference rate has also risen and exceeds 7.50%. Conversely, the periods during which the LIBOR reference rate remains below 7.50% may correspond with periods of low CMS reference rates so that the interest payable on the notes would be low and could be less than the amount payable on an ordinary debt security. See "Historical Information" for more information regarding the historical performance of both the LIBOR reference rate and the CMS reference rate.

▪
The LIBOR reference rate for any day from and including the fifth New York banking day prior to the interest payment date of an interest payment period will be the LIBOR reference rate for such fifth day. Because the LIBOR reference rate for any day from and including the fifth New York banking day prior to the interest payment date of an interest payment period will be the LIBOR reference rate for such fifth day, if the LIBOR reference rate on that London banking day is not within the LIBOR reference rate range, you will not receive any interest in respect of those five days even if the LIBOR reference rate as actually calculated on any of those days were to be within the LIBOR reference rate range.

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The historical performance of the LIBOR reference rate and the CMS reference rate are not an indication of future performance. Historical performance of the LIBOR reference rate and the CMS reference rate should not be taken as an indications of their future performance during the term of the notes. Changes in the levels of the LIBOR reference rate and the CMS reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) changes in the level of the LIBOR reference rate, (ii) changes in the level of the CMS reference rate, (iii) volatility of the LIBOR reference rate, (iv) volatility of the CMS reference rate, (v) changes in interest and yield rates, (vi) any actual or anticipated changes in our credit ratings or credit spreads, and (vii) time remaining to maturity. Primarily, to the extent that the LIBOR reference rate level remains outside the LIBOR reference rate range during the term of the notes, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

January 2010	Page 5

Senior Floating Rate Notes due 2020
6-Month USD LIBOR Range Accrual Notes

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
Issuer or its affiliates are market participants. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or the LIBOR reference rate or CMS reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer. Any determinations made by the calculation agent may adversely affect the payout to investors. Determinations made by the calculation agent, including with respect to the LIBOR reference rate and the CMS reference rate, may adversely affect the payout to you on the notes.

January 2010	Page 6

Senior Floating Rate Notes due 2020
6-Month USD LIBOR Range Accrual Notes

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on February 8 2010, which will be the                 scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley. Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of  % for each note they sell.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Tax Considerations

The notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.” Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

January 2010	Page 7